Exhibit 99.2
GOGL – Notice of resignation from the CEO
Golden Ocean Group Limited (NASDAQ and OSE: GOGL) (“Golden Ocean” or the “Company“) today announced that Ms. Birgitte Ringstad Vartdal, CEO of Golden Ocean Management AS, has submitted her notice of resignation. Ms. Vartdal has held the position as CEO since April 2016, and before that served as CFO since June 2010.
The Company has appointed Ola Lorentzon, the Chairman of the Board of Golden Ocean, as interim CEO and will initiate the search for a new CEO immediately. Ms. Vartdal will step down as a CEO on November 30, 2019 and will remain available to the Company until the end of February 2020.
Ms. Vartdal commented: “I have had 10 fantastic years with Golden Ocean and am pleased with the development of the Company during this period. The Company is now in a solid financial position, just delivered its best quarterly result since 2013 and is well prepared ahead of IMO 2020. I am proud of what all our dedicated and knowledgeable colleagues have created, and I am confident that Golden Ocean has a bright future”
Mr. Lorentzon commented: “I would like to thank Birgitte for her efforts throughout the last 10 years, first as CFO and then as the CEO since 2016. Birgitte has had an important role in the management and development of the Company. I wish Birgitte all the best for the future. ”

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
November 21, 2019